

06015481

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA


SEC MAIL
RECEIVED
PROCESSING
JUL 25 2006
WASH. D.C.
213
SECTION

Date
July 17, 2006

Our contact
Petter Mattsson

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published July 14.

SUPPL

Best regards,

Skanska AB



Petter Mattsson

Published	Item	Document name	Required by
July 14, 2006	Press Release	Financing in place for Skanska's PPP school project in Scotland - an investment of SEK 21 million generates construction assignments of approximately SEK 530 million	law and by the listing agreement with Stockholm Stock Exchange

PROCESSED
JUL 26 2006 E
THOMSON
FINANCIAL

Jlw 7/26

SKANSKA

Press release

July 14, 2006

Financing in place for Skanska's PPP school project in Scotland – an investment of SEK 21 million generates construction assignments of approximately SEK 530 million

Skanska, in consortium with PFI Infrastructure Company plc (PFI Co), has concluded an agreement covering the financing, design, construction and operation of schools on a Private Public Partnership (PPP) basis on behalf of Midlothian Council in Scotland. This means that Skanska:

- receives a construction contract worth around GBP 41 million, about SEK 530 million, which is to be included in order bookings for the third quarter of 2006.
- receives a long term facilities management of which GBP 1.6 million, SEK 21.6 million, will be included in order bookings for the third quarter
- invests GBP 1.6 million, approximately SEK 21 million, corresponding to a 50-percent interest in the project company.

Under the assignment, the consortium will provide a total of 20,000 square meters of completely new school premises for approximately 2,000 primary and mid-grade pupils in the Midlothian area, south of Edinburgh. The first six schools will be completed for the start of the school year in August 2007, with the remaining two schools scheduled for completion in October 2007.

A large number of schools in the United Kingdom require upgrading. In the past few days, Skanska also initiated a major school project comprising four schools, for about 5,000 pupils, in Bristol. The project, which is the first to be launched under "Building Schools for the future" (BSF), the program for the upgrading of secondary schools in the United Kingdom, is being developed and constructed by Skanska for SEK 1.5 billion.

Skanska is a leading Private Public Partnership (PPP) company in the United Kingdom. Work on the largest project to date – development of the Barts and The London hospitals, in which Skanska will invest GBP 48 M and for which the construction contracts amount to approximately GBP 1 billion, about 13.6 billion – also started recently.

For further information, please contact:

Per-Lennart Berg, Press Officer, Skanska AB, tel +46 8 753 88 99
Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.